SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 June, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Share Repurchases dated 03 May 2022
Exhibit 1.2	Transaction in Own Shares dated 03 May 2022
Exhibit 1.3	Transaction in Own Shares dated 05 May 2022
Exhibit 1.4	Transaction in Own Shares dated 09 May 2022
Exhibit 1.5	Transaction in Own Shares dated 09 May 2022
Exhibit 1.6	Transaction in Own Shares dated 11 May 2022
Exhibit 1.7	Director/PDMR Shareholding dated 11 May 2022
Exhibit 1.8	Transaction in Own Shares dated 11 May 2022
Exhibit 1.9	Transaction in Own Shares dated 13 May 2022
Exhibit 1.10	Transaction in Own Shares dated 16 May 2022
Exhibit 1.11	Transaction in Own Shares dated 16 May 2022
Exhibit 1.12	Transaction in Own Shares dated 17 May 2022
Exhibit 1.13	Transaction in Own Shares dated 18 May 2022
Exhibit 1.14	Transaction in Own Shares dated 19 May 2022
Exhibit 1.15	Transaction in Own Shares dated 20 May 2022
Exhibit 1.16	Transaction in Own Shares dated 23 May 2022
Exhibit 1.17	Transaction in Own Shares dated 24 May 2022
Exhibit 1.18	Transaction in Own Shares dated 25 May 2022
Exhibit 1.19	Transaction in Own Shares dated 26 May 2022
Exhibit 1.20	Transaction in Own Shares dated 27 May 2022
Exhibit 1.21	Director/PDMR Shareholding dated 30 May 2022
Exhibit 1.22	Transaction in Own Shares dated 30 May 2022
Exhibit 1.23	Transaction in Own Shares dated 31 May 2022

Exhibit 1.1
BP p.l.c.
----------------------
Share Repurchases
----------------------
3 May 2022
BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").
The purpose of the Programme is to reduce the issued share capital of the Company towards distributing 60% of surplus cash flow[1] generated in 2022 as announced by the Company on 3 May 2022.
The maximum amount allocated to the Programme is around $2.5 billion for a period up to and including 1 August 2022.
The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.
Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2021 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules.
Further enquiries:
bp Investor Relations         +44(0) 207 496 4000

[1] Surplus cash flow is a non-GAAP measure and refers to the net surplus of sources of cash over uses of cash. See pages 31 and 37 of the Company's earlier announcement on 3 May 2022 for further details.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 903,004 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	579,648	164,130	159,226
Highest price paid per Share (pence):	400.3000	400.2000	400.2000
Lowest price paid per Share (pence):	398.5000	398.7000	399.1500
Volume weighted average price paid per Share (pence):	400.0841	399.9275	399.8996

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	400.0841	579,648
Cboe (UK)/BXE	399.9275	164,130
Cboe (UK)/CXE	399.8996	159,226

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1836K_1-2022-5-3.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the " Company") announces that on 5 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 2,824,987 of its ordinary shares of $0.25 each (" Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the " Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,362,544	445,381	17,062
Highest price paid per Share (pence):	417.5000	417.2000	416.8000
Lowest price paid per Share (pence):	416.6500	416.7000	416.7500
Volume weighted average price paid per Share (pence):	417.2750	417.0801	416.7730

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	417.2750	2,362,544
Cboe (UK)/BXE	417.0801	445,381
Cboe (UK)/CXE	416.7730	17,062

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5330K_1-2022-5-5.pdf

 Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,341,704 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,680,241	3,062,130	599,333
Highest price paid per Share (pence):	426.0000	426.5000	425.4000
Lowest price paid per Share (pence):	419.4000	419.4000	419.3500
Volume weighted average price paid per Share (pence):	425.3399	425.6954	424.7005

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	425.3399	5,680,241
Cboe (UK)/BXE	425.6954	3,062,130
Cboe (UK)/CXE	424.7005	599,333

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6921K_1-2022-5-7.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 18,767,415 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	12,474,614	3,727,623	2,565,178
Highest price paid per Share (pence):	430.9500	430.9500	430.9000
Lowest price paid per Share (pence):	406.2500	406.4500	406.4500
Volume weighted average price paid per Share (pence):	419.7878	418.1637	418.1738

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	419.7878	12,474,614
Cboe (UK)/BXE	418.1637	3,727,623
Cboe (UK)/CXE	418.1738	2,565,178

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8496K_1-2022-5-9.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 18,871,319 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	12,599,612	3,682,491	2,589,216
Highest price paid per Share (pence):	411.5000	411.5000	411.5000
Lowest price paid per Share (pence):	400.2000	400.2000	400.2500
Volume weighted average price paid per Share (pence):	407.2544	407.1247	407.1295

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	407.2544	12,599,612
Cboe (UK)/BXE	407.1247	3,682,491
Cboe (UK)/CXE	407.1295	2,589,216

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0074L_1-2022-5-10.pdf

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.048	77
d)	Aggregated information - Volume - Price - Total	77 £4.048 £311.70
e)	Date of the transaction	10 May 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.048	93
d)	Aggregated information - Volume - Price - Total	93 £4.048 £376.46
e)	Date of the transaction	10 May 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 19,095,430 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	12,766,794	3,746,125	2,582,511
Highest price paid per Share (pence):	420.4500	420.4000	420.4000
Lowest price paid per Share (pence):	403.7500	403.8000	404.1000
Volume weighted average price paid per Share (pence):	414.8301	415.0926	415.3929

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	414.8301	12,766,794
Cboe (UK)/BXE	415.0926	3,746,125
Cboe (UK)/CXE	415.3929	2,582,511

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1821L_1-2022-5-11.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 19,427,872 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	12,966,720	3,860,092	2,601,060
Highest price paid per Share (pence):	410.0000	409.9500	410.0500
Lowest price paid per Share (pence):	398.3500	398.3500	398.4500
Volume weighted average price paid per Share (pence):	404.0800	403.7618	403.7583

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	404.0800	12,966,720
Cboe (UK)/BXE	403.7618	3,860,092
Cboe (UK)/CXE	403.7583	2,601,060

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3620L_1-2022-5-12.pdf

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,500,000	3,500,000	2,000,000
Highest price paid per Share (pence):	416.3000	416.3000	416.3000
Lowest price paid per Share (pence):	402.4500	402.5000	402.5000
Volume weighted average price paid per Share (pence):	409.8392	409.8592	409.8305

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	409.8392	4,500,000
Cboe (UK)/BXE	409.8592	3,500,000
Cboe (UK)/CXE	409.8305	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5241L_1-2022-5-13.pdf

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,500,000	3,500,000	2,000,000
Highest price paid per Share (pence):	420.3500	420.3000	420.3500
Lowest price paid per Share (pence):	408.4500	408.7500	408.8000
Volume weighted average price paid per Share (pence):	416.3335	416.3396	416.3304

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	416.3335	4,500,000
Cboe (UK)/BXE	416.3396	3,500,000
Cboe (UK)/CXE	416.3304	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6827L_1-2022-5-16.pdf

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 10,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,500,000	3,500,000	2,000,000
Highest price paid per Share (pence):	428.8000	428.7000	428.7000
Lowest price paid per Share (pence):	419.3500	419.3000	419.3500
Volume weighted average price paid per Share (pence):	424.0947	423.6689	423.6667

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	424.0947	4,500,000
Cboe (UK)/BXE	423.6689	3,500,000
Cboe (UK)/CXE	423.6667	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8495L_1-2022-5-17.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,900,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,400,000	3,500,000	2,000,000
Highest price paid per Share (pence):	430.8000	430.8000	430.7500
Lowest price paid per Share (pence):	421.9000	422.2500	421.4500
Volume weighted average price paid per Share (pence):	428.0538	428.0588	427.8138

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	428.0538	4,400,000
Cboe (UK)/BXE	428.0588	3,500,000
Cboe (UK)/CXE	427.8138	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0110M_1-2022-5-18.pdf

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	3,000,000	2,000,000
Highest price paid per Share (pence):	424.7500	424.8000	424.8000
Lowest price paid per Share (pence):	409.4500	409.9500	409.9500
Volume weighted average price paid per Share (pence):	414.0457	414.0997	414.0937

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	414.0457	4,000,000
Cboe (UK)/BXE	414.0997	3,000,000
Cboe (UK)/CXE	414.0937	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1760M_1-2022-5-19.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 8,750,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	2,750,000	2,000,000
Highest price paid per Share (pence):	424.7500	424.7500	424.7500
Lowest price paid per Share (pence):	415.5000	415.5500	415.5000
Volume weighted average price paid per Share (pence):	420.6515	420.8755	420.6663

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	420.6515	4,000,000
Cboe (UK)/BXE	420.8755	2,750,000
Cboe (UK)/CXE	420.6663	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3356M_1-2022-5-20.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	3,000,000	2,000,000
Highest price paid per Share (pence):	428.5500	428.5500	428.5000
Lowest price paid per Share (pence):	422.8000	422.8000	422.8000
Volume weighted average price paid per Share (pence):	426.1400	426.1220	426.1592

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	426.1400	4,000,000
Cboe (UK)/BXE	426.1220	3,000,000
Cboe (UK)/CXE	426.1592	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5047M_1-2022-5-23.pdf

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	3,000,000	2,000,000
Highest price paid per Share (pence):	425.1500	425.2000	425.2000
Lowest price paid per Share (pence):	419.1500	419.3000	419.1500
Volume weighted average price paid per Share (pence):	422.3673	422.3571	422.3488

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	422.3673	4,000,000
Cboe (UK)/BXE	422.3571	3,000,000
Cboe (UK)/CXE	422.3488	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6675M_1-2022-5-24.pdf

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	3,000,000	2,000,000
Highest price paid per Share (pence):	431.0000	431.0500	431.0000
Lowest price paid per Share (pence):	424.2000	424.2500	424.2500
Volume weighted average price paid per Share (pence):	427.8992	427.9140	427.9002

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	427.8992	4,000,000
Cboe (UK)/BXE	427.9140	3,000,000
Cboe (UK)/CXE	427.9002	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8241M_1-2022-5-25.pdf

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	3,000,000	2,000,000
Highest price paid per Share (pence):	436.4000	435.9500	436.4000
Lowest price paid per Share (pence):	427.9500	427.7500	428.0000
Volume weighted average price paid per Share (pence):	432.7807	432.7200	432.7721

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	432.7807	4,000,000
Cboe (UK)/BXE	432.7200	3,000,000
Cboe (UK)/CXE	432.7721	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9907M_1-2022-5-26.pdf

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 9,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,000,000	3,000,000	2,000,000
Highest price paid per Share (pence):	433.7500	433.8000	433.8000
Lowest price paid per Share (pence):	426.0500	426.0000	426.0000
Volume weighted average price paid per Share (pence):	429.5491	429.5867	429.6028

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	429.5491	4,000,000
Cboe (UK)/BXE	429.5867	3,000,000
Cboe (UK)/CXE	429.6028	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1474N_1-2022-5-27.pdf

Exhibit 1.21

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP performance shares 2022-2024 award

BP p.l.c. (the "Company") announces that, on 26 May 2022, conditional performance share awards (the "Awards") were made under the bp Executive Directors' Incentive Plan (the "Plan"). The Awards were made in accordance with the directors' remuneration policy (the "Policy") which was approved by shareholders on 27 May 2020 and as provided for in the 2021 directors' remuneration report approved by shareholders on 12 May 2022.

Level of award
The Remuneration Committee (the "Committee") has made these Awards at 500% of base salary for the chief executive officer and 450% for the chief financial officer, in line with the Policy. In calculating the number of bp shares over which these Awards have been made, the Committee has applied the average price of bp shares over the 90 calendar days up to and including the annual general meeting that was held on 12 May 2022 (£3.84).

The Committee retains absolute discretion to adjust the formulaic outcome at the time of vesting of the Awards should it not reflect the shareholder experience over the performance period or be otherwise inconsistent with the size of the Award.

Performance conditions
As set out in the Policy and bp's 2021 directors' remuneration report, Awards will vest subject to performance against a combination of the following financial and strategic measures:

●       Relative total shareholder return (20%) assessed against a benchmarking group, comprising Chevron, Eni, Equinor, Exxon, Repsol, Shell and Total;
●       Return on average capital employed (20%);
●       EBIDA compound annual growth rate per share (20%); and
●       Strategic progress (40%) assessed in line with the following measures:
o  Deliver value through a resilient and focused hydrocarbon business;
o  Accelerate growth in customers and products; and
o  Demonstrate track record, scale and value in low carbon electricity and energy.

Number of shares subject to award

Name                                    Award

Bernard Looney                  1,813,175 ordinary shares

Murray Auchincloss           937,500 ordinary shares

These awards will vest in three years and in proportion to the outcomes measured through the performance scorecard, with a holding period that requires the shares to be retained for a further three years.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	1,813,175 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,813,175
d)	Aggregated information - Volume - Price - Total	1,813,175 Nil consideration. Market value £4.35 Nil. Market value £7,887,311.25
e)	Date of the transaction	26 May 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief financial officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	937,500 performance share units (in the form of ordinary shares) awarded under the bp Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	937,500
d)	Aggregated information - Volume - Price - Total	937,500 Nil consideration. Market value £4.35 Nil. Market value £4,078,125.00
e)	Date of the transaction	26 May 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 8,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,500,000	3,000,000	2,000,000
Highest price paid per Share (pence):	435.5500	435.5500	435.5000
Lowest price paid per Share (pence):	429.7000	429.7000	429.7000
Volume weighted average price paid per Share (pence):	432.8410	432.8981	432.8997

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	432.8410	3,500,000
Cboe (UK)/BXE	432.8981	3,000,000
Cboe (UK)/CXE	432.8997	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2988N_1-2022-5-30.pdf

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 31 May 2022 it has purchased, in accordance with the authority granted by shareholders at the 2021 Annual General Meeting of the Company, a total of 8,000,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 3 May 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,000,000	3,000,000	2,000,000
Highest price paid per Share (pence):	441.3000	441.3000	441.2500
Lowest price paid per Share (pence):	432.6500	432.6500	432.6500
Volume weighted average price paid per Share (pence):	438.5662	438.5705	438.5805

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2021 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	438.5662	3,000,000
Cboe (UK)/BXE	438.5705	3,000,000
Cboe (UK)/CXE	438.5805	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4639N_1-2022-5-31.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 June 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary